United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Airbnb, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

009066101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009066101	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Nathan Blecharczyk
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 59,855,166
	6	Shared Voting Power 0
	7	Sole Dispositive Power 59,855,166
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 59,855,166
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.1%
12	Type of Reporting Person IN

CUSIP No. 009066101	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Gioacchino Curiale
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,960,220
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,960,220
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,960,220
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.3%
12	Type of Reporting Person IN

CUSIP No. 009066101	Schedule 13G	Page 3 of 7

ITEM 1.	(a)	Name of Issuer:

Airbnb, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

888 Brannan Street, San Francisco, California 94103

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Nathan Blecharczyk and Gioacchino Curiale (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	Address or Principal Business Office:

The business address of each Reporting Person is 888 Brannan Street, San Francisco, California 94103.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the United States

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

009066101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 364,500,107 shares of Class A Common Stock outstanding as of December 31, 2021, as provided by the Issuer. The information below assumes the conversion of the Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 009066101	Schedule 13G	Page 4 of 7

(a)-(c)

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Nathan Blecharczyk	59,855,166	14.1%	59,855,166	0	59,855,166	0
Gioacchino Curiale	4,960,220	1.3%	4,960,220	0	4,960,220	0

Nathan Blecharczyk is deemed to be the beneficial owner of 59,855,166 shares of Class A Common Stock, which includes: (i) 46,337 shares of Class A Common Stock held of record by Mr. Blecharczyk, (ii) 19,576 shares of Class A Common Stock issuable to Mr. Blecharczyk upon vesting of restricted stock units that will vest on or before March 1, 2022, (iii) 141 shares of Class A Common Stock held of record by a trust over which Mr. Blecharczyk has investment discretion; (iv) 57,713,633 shares of Class A Common Stock issuable upon conversion of 57,713,633 shares of Class B Common Stock held in trusts over which Mr. Blecharczyk has investment discretion; (v) 1,972,860 shares of Class A Common Stock issuable upon conversion of 1,972,860 shares of Class B Common Stock subject to a stock option currently exercisable by Mr. Blecharczyk; and (vi) 102,619 shares of Class A Common Stock subject to stock options held by Mr. Blecharczyk exercisable on or before March 1, 2022.

Gioacchino Curiale is deemed to be the beneficial owner of 4,960,220 shares of Class A Common Stock issuable upon conversion of 4,960,220 shares of Class B Common Stock held in trusts for the benefit of Mr. Blecharczyk’s family for which he serves as the trustee.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Persons, Brian Chesky, Joseph Gebbia, and certain affiliated trusts and entities described therein (the “Voting Agreement”), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

CUSIP No. 009066101	Schedule 13G	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 009066101	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2022

Nathan Blecharczyk

/s/ Nathan Blecharczyk

Gioacchino Curiale

/s/ Gioacchino Curiale

CUSIP No. 009066101	Schedule 13G	Page7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).